UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated February 22, 2007

Commission File Number: 001-14666

MITTAL STEEL COMPANY N.V.

(Translation of registrant’s name into English)

15th Floor, Hofplein 20

3032 AC Rotterdam

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On February 22, 2007, Mittal Steel Company N.V. issued the financial statements attached hereto as Exhibit 99.1, which are incorporated herein by reference.

Exhibit List

Exhibit No.	Description
Exhibit 99.1	The audited consolidated financial statements of Arcelor and its consolidated subsidiaries, including the consolidated balance sheets as of December 31, 2005 and 2004, and the consolidated statements of income, cash flows and shareholders’ equity for each of the years ended December 31, 2005, 2004 and 2003, and the unaudited condensed consolidated financial statements of Arcelor and its consolidated subsidiaries, including the condensed consolidated balance sheets as of June 30, 2006 and December 31, 2005, and the condensed consolidated statements of income, cash flows and shareholders’ equity for the six-month periods ended June 30, 2006 and 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 22, 2007

By:	/s/ Henk Scheffer
Name:	Henk Scheffer
Title:	Company Secretary

Exhibit Index

Exhibit No.	Description
Exhibit 99.1	The audited consolidated financial statements of Arcelor and its consolidated subsidiaries, including the consolidated balance sheets as of December 31, 2005 and 2004, and the consolidated statements of income, cash flows and shareholders’ equity for each of the years ended December 31, 2005, 2004 and 2003, and the unaudited condensed consolidated financial statements of Arcelor and its consolidated subsidiaries, including the condensed consolidated balance sheets as of June 30, 2006 and December 31, 2005, and the condensed consolidated statements of income, cash flows and shareholders’ equity for the six-month periods ended June 30, 2006 and 2005.